January 21, 2016

Mr. Terence O’ Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated January 15, 2016
The Clorox Company
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 21, 2015
File No. 1-7151

Dear Mr. O’ Brien:

We hereby acknowledge receipt of the above referenced letter. As discussed with Craig Slivka, Special Counsel, on January 20, 2016, we hereby confirm that we will respond to the above referenced letter on or before February 4, 2016. If you have any questions or need any additional information, please contact me at (510) 271-7021.

Sincerely,

/s/ Angela Hilt
Angela C. Hilt
Vice President – Corporate Secretary and Associate General Counsel

cc:

Stephen M. Robb	Executive Vice President – Chief Financial Officer (steve.robb@clorox.com)
Laura Stein	Executive Vice President – General Counsel (laura.stein@clorox.com)